EXHIBIT 21

Name	State or other Jurisdiction of Incorporation
RFMD, LLC	North Carolina
RFMD Infrastructure Product Group, Inc.	North Carolina
RFMD WPAN, Inc.	Delaware
RF Micro Devices Export, Inc.	Barbados
RF Micro Devices International, Inc.	North Carolina
RF Micro Devices UK Ltd	United Kingdom
RF Micro Devices (Holland) B.V.	The Netherlands
RF Micro Devices (Taiwan) B.V.	The Netherlands
RF Micro Devices, Svenska AB	Sweden
RF Micro Devices (Denmark) ApS	Denmark
RF Micro Devices (Finland) Oy	Finland
RF Micro Devices (Korea) YH	Korea
RF Micro Devices (Canada) ULC	Canada
RF Micro Devices (Beijing) Co. Ltd.	People’s Republic of China
RF Micro Devices (Belgium) N.V.	Belgium
OOO Neosilicon	Russia

All of the above listed entities are 100% directly or indirectly owned by RF Micro Devices, Inc., and their results of operations are included in the consolidated financial statements.